GREENBERG TRAURIG, LLP
2700 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103
Phone: (215) 988-7800

Steven M. Felsenstein, Esq.
Direct Dial: (215) 988-7837
E-mail: felsenssteins@gtlaw.com

October 17, 2012

VIA EDGAR TRANSMISSION

Mr. Jeff Long, CPA
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	New Century Portfolios (the “Trust”)
Sarbanes Oxley Review of financial information

Dear Jeff:

I am writing to you in response to your telephone call of September 13, 2012.  During the call you noted that the staff had conducted a mandatory periodic review of the financial statements of the registrant as required by Section 408 of the Sarbanes Oxley Act of 2002.  During the call you   requested further information with respect to three areas noted during your review.  I have set forth below the three questions raised, followed by the information that is responsive to each request

In connection with the preparation of this response, I have consulted with the chief executive and chief financial officers of the Trust when necessary to obtain or confirm the information submitted in this response.

Item 1 - Payables to trustees (directors) or officers of the Trust

You noted that the financial statements of the Trust as of October 31, 2011 do not reflect as a separate line item any payables to Trustees or officers of the Trust.  Generally, the Trust does not regularly face the need to book any payables of this type, and any amounts accrued will generally be for nominal amounts arising from the reimbursement of expenses incurred for such items as travel, etc.  After consultation with the chief financial officer of the Trust, I have confirmed that there were no payables to include in the financial statements as of that date.  I have been advised by the chief financial officer that at any time such a payable is in existence as of a statement date, it would be reported as a separate line item as required pursuant to Regulation S-X Rule 6.04 as adopted by the Commission.

Item 2 - Purchases of portfolio securities for the Portfolios in various share classes

As we discussed during our telephone call, each Portfolio is operated as a fund-of-funds.  You noted that the investment adviser to the Trust from time-to-time purchases shares of underlying portfolio funds in which the Portfolios invest in various share classes, and you noted that some of

Mr. Long
October 17, 2012

the investments are made in share classes that incur various front-end or asset-based sales charges.  As we discussed, the Trust has in place arrangements and investment guidelines that produce the best possible result for the Trust’s Portfolios.  You asked that I summarize for you the arrangements that the Trust has in place regarding these matters.

For example, an investment into a share class that might incur a front-end load will be made in an amount that qualifies for the elimination of the sales load based on volume discounts that are going to be achieved by the investment.  In other instances, an underlying fund investment may be made in an institutional class that has no sales charge imposed, or may be placed through an omnibus account structure that allows a Portfolio to benefit from other arrangements favorable to the Portfolio.

With respect to investments made into share classes that incur an asset-based sales charge, I advised you that: (i) the Trust has in place a Rule 12b-1 plan pursuant to which it makes certain nominal payments to its principal underwriter to compensate the underwriter for its efforts distributing the shares of the respective Portfolios, (ii) the Trust places any investment by a Portfolio in an underlying fund that will generate a Rule 12b-1 payment to a selling dealer through its principal underwriter, and that (iii) the Trust has had in place since its inception an arrangement pursuant to which the principal underwriter credits against any amounts payable by the Trust under the Trust’s Rule 12b-1 plan, 100% of any 12b-1 fees received by the underwriter.  This arrangement directly recaptures for the benefit of the Trust and the respective Portfolios the full benefit of any such amount.1

Finally, with respect to the arrangements described above, it is the view of the Trust that is has in place adequate controls to oversee and monitor the actual operation of these arrangements, including reports made directly to the independent Trustees for that purpose.

Item 3 - Variations in the level of reported Rule 12b-1 fees paid by Portfolios

During our telephone call you noted that the amount of the Rule 12b-1 fees paid by Portfolios appear to vary from time-to-time.  You noted that while the fee payable by the Trust to its underwriter is capped at twenty-five basis points, there are lesser numbers reported, and you noted one instances by way of example where the fee accrued was only twenty-two basis points.  You noted that you had intended to inquire as to the reason for the variation.

1           This structure was specifically vetted at the time the Trust was registered with the Commission.  The disclosure branch in the Division of Investment Management that was processing the initial registration statement consulted with the regulatory branch that was then its “opposite number” and the then Special Counsel Glen Payne discussed the questions with the undersigned after consulting with senior personnel in the Division.  The staff concluded, in that regard, that the absence of any compensation or other benefit to the underwriter from this arrangement due to the 100% recapture of the benefit by the Trust obviated any concerns under Section 17 of the Investment Company Act of 1940.  It has been the practice of the Trust since its inception that the independent Trustees (the trustees who are not interested persons of the affiliated companies under the 1940 Act) receive a written report detailing all fees collected and credited pursuant to this arrangement.  This arrangement also has been taken into account by the Trustees when undertaking the renewal from year-to-year of the underwriting agreement in accordance with Section 15 of the 1940 Act and Section 15(c) thereof.

Mr. Long
October 17, 2012

In the light of our conversation regarding the previous item 2 above, I suggested and you agreed that such a variation would result from the waivers of payment of 12b-1 fees resulting from the credit against any fees paid to the underwriter as a selling dealer as a result of the recapture from Portfolio investments.  You asked me to confirm with the financial officers of the Trust that this conclusion is correct, and that the variations do result from the arrangements we had discussed.  I have confirmed with the chief executive officer and chief financial officer of the Trust that this is the reason for the reductions in the amounts accrued.

Supplemental

You requested that the Trust include “Tandy” type language in the response to your inquiry.  I have consulted with the officers mentioned above, and they have specifically authorized me to confirm to you that the registrant will not assert the staff’s review of its filings as required under Sarbanes Oxley as a defense to its obligation to fully and accurately disclose material information.

If we can be of further assistance in this matter, please do not hesitate to contact the undersigned at (215) 988-7837.

Sincerely yours,

/s/ Steven M. Felsenstein
Steven M. Felsenstein

cc:        Nicole M. Tremblay, Esq., President
Mr. Stephen G. DaCosta, Chief Financial Officer
Richard M. Cutshall, Esq.